Exhibit 99.7

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 October 22, 2012                                                                                                      NR 24 - 2012

Avrupa Minerals: Second drilling phase commences on the Alvalade JV project, Portugal

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: FWB) is pleased to announce the start-up of Phase 2 drilling on the Alvalade JV project, an exploration program in the Pyrite Belt of southern Portugal operated by Avrupa and funded by Antofagasta Minerals SA (AMSA).  The partners plan to drill 3,500 to 3,800 meters in eight drill holes.  Seven of the holes will test new targets along four separate trends of potentially mineralized host rocks.  The eighth hole will further test the Monte da Bela Vista target area, which was initially drilled during Phase 1, earlier this year.  The following diagram illustrates the location of both Phase 1 drill holes (red) and planned holes for Phase 2 (blue).

In Phase 1, seven of eight holes drilled encountered alteration characteristic of massive sulfide systems in the Iberian Pyrite Belt.  These same seven holes crossed numerous zones of pyritic material, and one of the holes, MBV01, contained significant intervals of low-grade copper mineralization hosted in quartz veins.  We have interpreted that these veins contain copper that may have been transported from a nearby, potentially larger zone of copper mineralization.  The Phase 2 hole at Monte da Bela Vista will be drilled to upgrade our understanding of the mineralization potential of that target area.  The following table summarizes the geology and mineralization in MBV01.

Interval (in meters)	Total meters	Copper (%)	Zinc (%)	Gold (ppm)	Zone
61.80-119.20	57.40	0.08	--	0.13	UPPER
incl. 98.90-106.65	7.75	0.32	--	--
incl. 116.20-119.20	3.00	0.13	--	2.04

226.70-258.30	31.60	0.12	0.12	--	MIDDLE
incl. 220.60-224.00	3.40	--	--	0.16
incl. 226.70-245.85	19.15	0.16	--	--

308.10-360.30	52.20	0.08			LOWER
incl. 308.10-316.80	8.70	0.15	--	--
incl. 332.30-336.00	3.70	0.25	--	0.16
incl. 357.20-360.30	3.10	0.10	--	--

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are excited about the start-up of Phase 2 drilling and the testing of the new targets, particularly those situated along the Neves Corvo Trend.  The results from Phase 1 drilling have encouraged the Joint Venture to continue aggressive exploration throughout the entire Alvalade Project area to test new target ideas and mineralization models, both in areas of exposed target rocks and in areas of potential target rocks that lie beneath cover material.  The Project area is more than 75% covered by sands and unconsolidated material that masks potential mineralization and increases the difficulty of exploration.”

Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc.  Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution.  Currently, AMSA activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 is expected to be approximately 700,000 tonnes of copper, 11,000 tonnes of molybdenum and 280,000 ounces of gold.  AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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